	OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0518
	Expires:	January 31, 2027
	Estimated average burden hours per response...............	0.5

Form CB/A

TENDER OFFER NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

MAS P.L.C.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Malta

(Jurisdiction of Subject Company’s Incorporation or Organization)

PK Investments Limited

(Name of Person(s) Furnishing Form)

Ordinary shares in the issued share capital of MAS P.L.C.

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Computershare Investor Services Proprietary Limited (Email: corporate.events@computershare.co.za Tel: +27 11 370 5000

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

4 August 2025

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
99.1	The Voluntary Bid Circular to MAS Shareholders[1]
99.2	The Prospectus[1]
99.3	The Programme Memorandum for the ZAR 20,000,000,000 Preferred Share Programme[1]
99.4	The Programme Memorandum for the EUR1,000,000,000 Preferred Share Programme[1]
99.5	Announcement - Approval of South African Reserve Bank for the listing of the Consideration Instruments
99.6	Announcement - Waiver of the minimum cash acceptance condition
99.7	Announcement – Notice of cash consideration currency exchange rate
99.8	Announcement – Increase in maximum cash consideration under the Voluntary Bid
99.9	Results Announcement

(1)	Previously furnished with the Form CB submitted to the Securities and Exchange Commission on August 4, 2025.

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1, where applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)	PK Investments Limited submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on August 4, 2025.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature: /s/ Timothy Mark Callister

(Signature)

Timothy Mark Callister - Director

(Name and Title)

19 August 2025

(Date)

2